SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                           RYANAIR BEATS BA - AGAIN!

                    RYANAIR GROWS 18% AS BA SHRINKS by 2.5%

Ryanair today (Wednesday, 4th July 2007) welcomed the news that it carried 45% more passengers than British Airways' worldwide traffic in June.

Ryanair's Head of Communications, Peter Sherrard said:

        "Once again consumers have confirmed resoundingly that Ryanair is the World's Favourite Airline.

        "Last month huge passenger demand for Ryanair's guaranteed lowest fares and best customer service delivered 18% growth. Meanwhile British Airways shrank in size as consumers abandoned its high fares and multiple fuel surcharges.

        "When it comes to delivering what passengers want - the lowest fares and on-time flights - Ryanair beats BA time and time again".



                          RYANAIR             BA             RYANAIR POSITION

     PAX                   4.35M            3.01M                   1

     PAX GROWTH            + 18 %           - 2.5%                  1

     LOAD FACTOR            85 %             80.5%                  1


Ends.                                                   Wednesday, 4th July 2007


For further information:

Peter Sherrard                         Pauline McAlester
Ryanair                                Murray Consultants
Tel: 00 353 1 812 1228                 Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 July 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director